Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED
2008 AUG 20 A 4:42

Our Ref: CSA/CPA6/5(e)

6th August 2008

By Registered Airmail

[redacted]

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

08004411

SUPPL

Dear Sirs/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's 2007 Interim Results announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 6th August 2008.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

PROCESSED
AUG 21 2008
THOMSON REUTERS

FL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

dlw 8/20

CATHAY PACIFIC

RECEIVED

2008 AUG 20 A 11:42

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

2008 Interim Results

Financial and Operating Highlights

Group Financial Statistics

Results		2008	2007	Change
		Six months ended 30th June		
Turnover	*HK$ million*	**42,448**	34,631	**+22.6%**
(Loss)/profit attributable to Cathay Pacific shareholders	*HK$ million*	**(663)**	2,581	**-125.7%**
(Loss)/earnings per share	*HK cents*	**(16.8)**	65.6	**-125.6%**
Dividend per share	*HK cents*	**3.0**	25.0	**-88.0%**
(Loss)/profit margin	*%*	**(1.9)**	8.9	**-10.8%pt**

Balance Sheet		30th June	31st December	
Funds attributable to Cathay Pacific shareholders	*HK$ million*	**47,986**	50,549	**-5.1%**
Net borrowings	*HK$ million*	**18,858**	14,731	**+28.0%**
Shareholders' funds per share	*HK$*	**12.2**	12.8	**-4.7%**
Net debt/equity ratio	*Times*	**0.39**	0.29	**+0.1 times**

Operating Statistics – Cathay Pacific and Dragonair

		2008	2007	Change
		Six months ended 30th June		
Available tonne kilometres ("ATK")	*Million*	**12,081**	10,975	**+10.1%**
Passengers carried	*'000*	**12,463**	10,960	**+13.7%**
Passenger load factor	*%*	**80.0**	78.1	**+1.9%pt**
Passenger yield	*HK cents*	**55.9**	53.7	**+4.1%**
Cargo and mail carried	*'000 tonnes*	**828**	775	**+6.8%**
Cargo and mail load factor	*%*	**66.4**	65.3	**+1.1%pt**
Cargo and mail yield	*HK$*	**1.60**	1.63	**-1.8%**
Cost per ATK	*HK$*	**2.79**	2.30	**+21.3%**
Cost per ATK without fuel	*HK$*	**1.73**	1.69	**+2.4%**
Aircraft utilisation	*Hours per day*	**11.4**	11.7	**-2.6%**
On-time performance	*%*	**79.4**	84.8	**-5.4%pt**

Chairman's Letter

The Cathay Pacific Group reported a loss of HK$663 million for the first six months of 2008. This compares to a profit of HK$2,581 million in the first half of 2007. Earnings per share fell 125.6% to a loss of HK16.8 cents. Turnover for the period rose 22.6% to HK$42,448 million.

The headline issue in the first half of 2008 was the relentless rise in the price of fuel. This more than eroded the strong revenue performance of the company and put it into loss. For the first six months the average into-plane fuel price was US$132 per barrel, a significant rise of 60% against the same period in the previous year. Our total six-month fuel bill rose from HK$10.55 billion to HK$19.31 billion, a climb of 83%. Fuel as a percentage of total operating cost rose from 33.6% in 2007 to 45.3% for the first half of 2008.

This steep rise in the price of fuel was not matched by the increase in fuel surcharges. The fuel surcharges approved by the Hong Kong Civil Aviation Department in the first half were less than half of the increased fuel bill and were significantly below those charged by our major international competitors.

Passenger demand remained strong throughout the first six months of the year and Cathay Pacific and Dragonair together carried 12.5 million passengers – a rise of 13.7% over the same period in 2007. This compares to capacity growth of 14.3%. There was some softening in First and Business Class demand in the latter part of the first half, though yield still grew by 4.1% to HK55.9 cents. The overall passenger load factor rose by 1.9 percentage points to 80.0%.

Cargo demand was more robust than anticipated and the amount of freight carried by both airlines grew 6.8% to 828,399 tonnes. Capacity, meanwhile, grew 6.9%, while the load factor rose by 1.1 percentage points to 66.4%. Yield fell 1.8% to HK$1.60 due to pricing pressures.

Given the vaulting fuel price, and increasing environmental concerns, it is vital that Cathay Pacific operates the most modern, fuel-efficient fleet possible and our aircraft order book reflects this imperative. In May we took delivery of the first of six Boeing 747-400ERFs (Extended Range Freighters) that benefit from higher fuel efficiency. The Group also has 10 new-generation Boeing 747-8F freighters on order and has accelerated the retirement of the older, fuel-inefficient Boeing 747-200/300F "Classic" freighters. To underscore our long-term confidence in Hong Kong's position as the world's major airfreight hub, Cathay Pacific will design, construct and operate a new cargo terminal at Hong Kong International Airport. Work on the project, to be operated under a 20-year franchise agreement, has already begun and the terminal will open in 2011 with an annual throughput capacity of 2.6 million tonnes.

Cathay Pacific also continues to invest in new passenger aircraft. A total of eight out of 30 new Boeing 777-300ERs (Extended Range) passenger aircraft have been delivered for use on key long-haul routes. Two more Airbus A330-300s arrived in the first half of 2008 and nine more will arrive by 2012 for deployment between Cathay Pacific and Dragonair. We will also lease two more Airbus A320s for Dragonair in 2009 and 2010.

A full account of our environmental performance was included in our 2007 Corporate Social Responsibility Report, published in June.

The company's network continues to expand. There was a significant increase in our services to India in the first half of 2008, with Cathay Pacific and Dragonair mounting an additional 27 flights per week to the country. Two new destinations in India, Bengaluru (Bangalore) and Chennai, are now served with direct flights to further boost our presence in this fast-growing and important market.

Cathay Pacific continues to enhance its product, with passengers benefiting from the ongoing rollout of our new First, Business and Economy seats which are now found on 28 of our medium- and long-haul aircraft. We also opened new lounges in Beijing, Melbourne, Seoul and Shanghai.

Cathay Pacific is currently the subject of antitrust investigations by competition authorities in various jurisdictions. In June Cathay Pacific announced that it had entered into a plea agreement with the United States Department of Justice under which it has pleaded guilty to a violation of the United States Sherman Act and will pay a fine of US$60 million (equivalent to HK$468 million). A provision for this amount has been made in Cathay Pacific's interim results. Cathay Pacific continues to cooperate with the competition authorities by which it is being investigated and, where applicable, to defend itself vigorously. These investigations, and associated civil actions against Cathay Pacific, are ongoing and the outcomes are subject to uncertainties. Cathay Pacific is not in a position at the present time to assess the full potential liabilities and is therefore not in a position to make provisions additional to that made for the fine to be paid in the United States.

Global aviation is making a painful adjustment to the new reality of US$100-plus oil. The industry will not survive in its current form; several smaller carriers have gone bankrupt and others will follow. Many of the larger carriers are aggressively downsizing (as in the USA) or merging (as in Europe) to reduce unit costs. Cathay Pacific is reducing costs where it can but there is a limit to how much cost can be saved before quality and brand are compromised and the service proposition to the customer is changed beyond recognition. It is thus inevitable that fares for passengers and shippers will have to rise to reflect the new cost of operation. This will be the case across the industry. It is difficult for Cathay Pacific to forecast with any degree of accuracy the extent to which higher fares will reduce demand but thus far it has remained robust and forward bookings are firm. However as prices rise some thinning of demand can be expected. In any event unless fuel prices decline substantially a return to satisfactory profitability will depend principally on the extent to which increased fuel costs can be recovered by higher fares and fuel surcharges.

Despite the current difficulties Cathay Pacific remains confident in its future. Hong Kong remains Asia's premier aviation hub and Cathay Pacific's superb international network affords unrivalled connectivity to and from China. The company's priority at this time is to protect the integrity of this network. There will be some redeployment of capacity within the network but it is not envisaged that the company will withdraw from any destination it now serves.

Christopher Pratt

Chairman

Hong Kong, 6th August 2008

Capacity, load factor and yield - Cathay Pacific and Dragonair

	Capacity ASK/ATK (million)#			Load factor (%)			Yield
	2008	2007	Change	2008	2007	Change	Change
Passenger services							
South West Pacific and South Africa	**8,617**	7,168	**+20.2%**	**76.3**	80.7	**-4.4%pt**	**+10.3%**
Europe	**9,781**	9,622	**+1.7%**	**86.7**	81.4	**+5.3%pt**	**+8.7%**
South East Asia and Middle East	**10,445**	9,566	**+9.2%**	**80.6**	76.4	**+4.2%pt**	**+6.7%**
North Asia	**11,896**	11,622	**+2.4%**	**73.3**	68.4	**+4.9%pt**	**+4.4%**
North America	**16,210**	11,858	**+36.7%**	**82.6**	84.9	**-2.3%pt**	**-0.2%**
Overall	**56,949**	49,836	**+14.3%**	**80.0**	78.1	**+1.9%pt**	**+4.1%**
Cargo services	**6,666**	6,236	**+6.9%**	**66.4**	65.3	**+1.1%pt**	**-1.8%**

Capacity is measured in available seat kilometres ("ASK") for passenger services and available tonne kilometres ("ATK") for cargo services.

Passenger services

Cathay Pacific

- Passenger demand remained high throughout the first six months on most routes, though the front-end load factor on key long-haul routes, particularly North America, could not keep pace with the significant increase in capacity.
- We received a significant boost from our expansion of flights to India with an additional 20 flights a week, including a four-times-weekly service to a new destination, Chennai. We had a long wait to add this extra capacity, which led to us lagging behind the competition.
- We were pleased to be able to reinstate a daily passenger service to Colombo on 30th March though demand out of Sri Lanka is still hampered by visa restrictions in Hong Kong.
- Demand to Dubai was strong though the route remains capacity constrained. We will add extra flights to Dubai from October.
- Our business to South Africa remained strong despite a drop in business traffic from Japan.
- Passenger traffic to and from the Philippines remained strong in the first half.
- We added a number of extra flights to Australia in the latter half of 2007 and strong demand on the route has helped revenue growth keep pace with capacity growth.
- Our business to Europe remained healthy with good load factor growth on the London route in particular.
- Demand from Japan was weaker than in the same period in 2007, however, demand from Hong Kong improved and helped to balance the business picture.
- Business from Taiwan was relatively weak due to the island's economic situation. We are keeping a very close eye on developments regarding cross-Straits flights between Taiwan and Mainland China and assessing the need to reduce capacity.

Dragonair

- Dragonair moved to the PROS revenue management system in March which is expected to bring benefits in terms of network optimisation.
- The airline's principal market, Mainland China, is still doing well and overall there was growth to all cities. Business on the Shanghai route, however, was affected by strong competition.
- More passengers flew from Mainland China to connect through Hong Kong onto Cathay Pacific's international network, helping Dragonair to an overall load factor rise of 4.7 percentage points in the first half of 2008.

- However, a number of events in Mainland China, including heavy snowstorms in January and the Sichuan earthquake in May, had a negative impact on our business.
- Demand to Beijing in the build up to the Olympics has been strong, with traffic expected to peak in August. The anticipated boost to secondary cities as a result of the games has not materialised.
- Taiwan as a whole underperformed in the first half.
- Passenger demand on the Kathmandu route, launched last December, has been encouraging, though the service has been hampered by payload issues.

Cargo services

Cathay Pacific

- High fuel prices made it more difficult to operate profitable long-haul freighter flights. We limited the operations of our older Boeing 747-200F "Classic" freighters on European services and combined more flights to ensure profitability.
- The phased retirement of the fuel-inefficient "Classics" began in May when B-HVY left the fleet after 26 years of service. Four more Boeing 747-200F freighters will be retired in 2009 and the last two are currently scheduled to leave the fleet in 2012. We may however accelerate the retirement programme.
- The move to a more fuel-efficient freighter fleet began in May with the arrival of our first Boeing 747-400ERF freighter. The aircraft's performance on long-haul routes has been impressive. Two more of the type will arrive in August and November, with three more arriving in 2009.
- We also have 10 new-generation Boeing 747-8F freighters on firm order with delivery commencing in 2009.
- Our seventh Boeing 747-400BCF freighter, converted from an existing Cathay Pacific passenger aircraft, will arrive in August. The eighth and final Boeing 747-400BCF freighter is to be delivered next year.
- We strengthened our freighter network with the addition of a new service to Dhaka and Hanoi. We also increased our services to Delhi to meet demand.
- North America remained our most important long-haul market, with demand out of the United States picking up significantly due to the weaker US dollar making exports more competitive.
- Demand out of Mainland China held up well, particularly from the Yangtze River Delta region, with healthy business from Mainland China to all markets.
- We saw notable growth in our business to and from India, helped by using the belly space on the 20 new passenger flights a week added since February.
- We retain our long-term confidence in the future of Hong Kong as an airfreight hub and believe the third cargo terminal – to be designed, built and operated by Cathay Pacific Services Limited under a 20-year franchise – will significantly enhance the hub's competitiveness. The new terminal will open in 2011.

Dragonair

- We began a phased retirement of Dragonair's older Boeing 747-200F and Boeing 747-300F freighters in a move to operate a more efficient fleet. The first Boeing 747-300F freighter left the fleet in May and another two will retire in August and November. The last "Classic" freighter will go in January next year.
- With the retirement of the "Classics" the Dragonair freighter fleet will consist solely of Boeing 747-400BCF freighters. We currently have four of this type with our fifth, and final, Boeing 747-400BCF freighter arriving in August. One of them has been leased to Cathay Pacific from mid-July 2008.
- The Japan market remained soft and demand on our freighter service to and from Osaka was below expectations. We saw a further decline in yield.
- Shanghai remained Dragonair's most important freighter route, with demand out of the Yangtze River Delta holding up well.
- We re-launched our freighter service to and from Xiamen in June, starting with two flights a week and moving to three a week from July.

Operating expenses

Net operating expenses after deduction of Group recoveries of HK$8,019 million (2007: HK$5,558 million) and Cathay Pacific and Dragonair recoveries of HK$8,083 million (2007: HK$5,625 million) are given below:

	Group			Cathay Pacific and Dragonair		
	Six months ended 30th June			Six months ended 30th June		
	2008 HK$M	2007 HK$M	**Change**	**2008 HK$M**	2007 HK$M	**Change**
Staff	**6,284**	5,781	**+8.7%**	**5,701**	5,226	**+9.1%**
Inflight service and passenger expenses	**1,370**	1,150	**+19.1%**	**1,371**	1,150	**+19.2%**
Landing, parking and route expenses	**4,914**	4,119	**+19.3%**	**4,820**	4,057	**+18.8%**
Fuel	**13,143**	6,772	**+94.1%**	**12,812**	6,611	**+93.8%**
Aircraft maintenance	**3,923**	3,499	**+12.1%**	**3,862**	3,442	**+12.2%**
Aircraft depreciation and operating leases	**3,484**	2,984	**+16.8%**	**3,392**	2,969	**+14.2%**
Other depreciation and operating leases	**512**	471	**+8.7%**	**394**	360	**+9.4%**
Commissions	**461**	414	**+11.4%**	**460**	415	**+10.8%**
Others	**474**	693	**-31.6%**	**446**	641	**-30.4%**
Net operating expenses	**34,565**	25,883	**+33.5%**	**33,258**	24,871	**+33.7%**
Net finance charges	**468**	404	**+15.8%**	**412**	332	**+24.1%**
Total net operating expenses	**35,033**	26,287	**+33.3%**	**33,670**	25,203	**+33.6%**

- Group total net operating expenses rose 33.3% to HK$35,033 million.
- Staff cost increased with an increase in the average number of staff.
- Inflight service and passenger expenses rose with a 13.7% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights, rate increases and strong foreign currencies.
- The net fuel cost increased by a significant 94.1% due to a 59.9% increase in the average into-plane fuel price to US$132 per barrel and an 11.6% increase in consumption to 19.1 million barrels. Fuel surcharges rose HK$2,383 million, from HK$3,781 million to HK$6,164 million, against a HK$8,754 million increase in the cost of jet fuel.
- Fuel hedging gains decreased by HK$123 million to HK$365 million.
- Aircraft maintenance increased as a result of fleet expansion.
- Aircraft depreciation and operating leases increased due to the new aircraft deliveries.
- Net finance charges increased due to additional aircraft lease obligations.
- The combined cost per ATK of Cathay Pacific and Dragonair increased from HK$2.30 to HK$2.79 due to higher fuel prices. Without fuel, cost per ATK increased by 2.4% to HK$1.73 with strong foreign currencies and inflation driving up operating costs.

Financial position

- Additions to fixed assets were HK$4,263 million, comprising HK$4,039 million for aircraft and related equipment and HK$224 million for other equipment and buildings.
- Borrowings increased by 4% to HK$37,842 million. These are fully repayable by 2023 and are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros with 35% at fixed rates of interest net of derivatives.
- Liquid funds, 56% of which are denominated in US dollars, decreased by 12% to HK$19,014 million.
- Net borrowings increased by 28% to HK$18,858 million.
- Funds attributable to Cathay Pacific shareholders decreased by 5% to HK$47,986 million while the net debt/equity ratio increased to 0.39 times.
- The Group's policy on financial risk management and the management of currency, interest rate and fuel price exposures is set out in the 2007 Annual Report.

Fleet profile

Aircraft type	Number as at 30th June 2008				Firm orders				Expiry of operating leases						Purchase rights
		Leased													
	Owned	Finance	Operating	Total	'08	'09	'10 and beyond	Total	'08	'09	'10	'11	'12	'13 and beyond	
Aircraft operated by Cathay Pacific:															
A330-300	8	18	5	31	1[(a)]		8	9				3		2	
A340-300	4	7	4	15								4			
A340-600			2	2					2						
747-400	18		6	24[(b)]									3	3	
747-200F	6			6											
747-400F	2	4		6											
747-400BCF	5	1		6		1[(c)]		1							
747-400ERF		1		1	2	3		5							
747-8F						2	8	10							
777-200	1	4		5											
777-300	2	10		12											
777-300ER		4	4	8	2	5	15	22						4	20[(d)]
Total	46	49	21	116	5	11	31	47	2			7	3	9	20
Aircraft operated by Dragonair:															
A320	4	1	5	10		1	1	2[(e)]		1	1	3			
A321	2		4	6							2	2			
A330	3	2	11	16						2	1	2	3	3	
747-200F	1			1											
747-300SF	2			2											
747-400BCF	4			4	1			1							
Total	16	3	20	39	1	1	1	3		3	4	7	3	3	
Aircraft operated by AHK:															
A300-600F	2	6		8											
Grand total	**64**	**58**	**41**	**163**	**6**	**12**	**32**	**50**	**2**	**3**	**4**	**14**	**6**	**12**	**20**

(a) Aircraft on 7.5 year operating leases.
(b) One aircraft to be converted to a 747-400BCF in 2008.
(c) Aircraft on 9 year operating lease.
(d) Purchase rights for aircraft delivered by 2017.
(e) Two aircraft on 8 year operating leases.

Human resources

- Cathay Pacific and its subsidiaries employed more than 27,000 people worldwide by the end of June. Some 18,000 worked for Cathay Pacific itself, with more than 12,200 of those employed in Hong Kong. The Cathay Pacific workforce grew by 5.2% in the first six months of 2008, mainly due to the addition of more flying crew.
- The continued expansion of the airline will lead to more job opportunities. Some 700 new cabin crew and 160 pilots were hired between January and June. We are now hiring flight attendants from overseas countries such as Indonesia, Japan, Korea, Malaysia and Taiwan to meet our recruitment needs as well as expanding our overseas bases.
- Our Cadet Pilot Programme continues to nurture new pilots and a total of 11 cadets graduated in the first six months. A further 31 cadets are being trained in Adelaide.
- We review our human resource and remuneration policies regularly in the light of local legislation, industry practice, market conditions and the performance of both the individuals and the Company.

Review of subsidiaries and associates

- AHK Air Hong Kong Limited achieved a higher profit in the first half of 2008 over last year.
- Cathay Pacific Catering Services (H.K.) Limited reported a lower interim profit with increased cost particularly on fuel, food and maintenance. Meal yield declined as a result of intense competition.
- Hong Kong Airport Services Limited recorded a satisfactory interim profit. Traffic volumes continued to grow steadily but yields remained a concern.
- Hong Kong International Airport Services Limited handled 15,576 flights in the first six months of 2008 and recorded a satisfactory interim profit.
- The Group's share of Air China Limited's ("Air China") profit is based on accounts drawn up three months in arrears and consequently the 2008 interim results include Air China's six months' results ended 31st March 2008. Air China made a satisfactory profit in the period.
- Hong Kong Aircraft Engineering Company Limited recorded an interim profit of HK$591 million, an 8% increase over 2007 in line with expectations.

Consolidated Profit and Loss Account - Unaudited

	Note	Six months ended 30th June 2008 HK$M	2007 HK$M
Turnover			
Passenger services		**25,566**	20,980
Cargo services		**8,145**	7,377
Catering, recoveries and other services		**8,737**	6,274
Turnover	2	**42,448**	34,631
Expenses			
Staff		**(6,284)**	(5,781)
Inflight service and passenger expenses		**(1,646)**	(1,373)
Landing, parking and route expenses		**(5,560)**	(4,775)
Fuel		**(19,307)**	(10,553)
Aircraft maintenance		**(3,923)**	(3,499)
Aircraft depreciation and operating leases		**(3,532)**	(3,180)
Other depreciation and operating leases		**(512)**	(471)
Commissions		**(461)**	(414)
Others		**(1,359)**	(1,395)
Operating expenses		**(42,584)**	(31,441)
Operating (loss)/profit before non-recurring items	4	**(136)**	3,190
Provision for settlement of the United States Department of Justice cargo investigations	5	**(468)**	-
Operating (loss)/profit		**(604)**	3,190
Finance charges		**(1,147)**	(1,094)
Finance income		**679**	690
Net finance charges		**(468)**	(404)
Share of profits of associates		**506**	265
(Loss)/profit before tax		**(566)**	3,051
Taxation	6	**10**	(389)
(Loss)/profit for the period		**(556)**	2,662
(Loss)/profit attributable to			
Cathay Pacific shareholders		**(663)**	2,581
Minority interests		**107**	81
		(556)	2,662
Dividends			
Interim declared	7	**118**	985
(Loss)/earnings per share		HK¢	HK¢
Basic	8	**(16.8)**	65.6
Diluted	8	**(16.8)**	65.5
Dividend per share	7	**3.0**	25.0

Consolidated Balance Sheet - Unaudited

	Note	30th June 2008 HK$M	31st December 2007 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets		**64,060**	62,388
Intangible assets		**7,779**	7,782
Investments in associates		**11,121**	10,054
Other long-term receivables and investments		**2,928**	3,519
		85,888	83,743
Long-term liabilities		**(41,310)**	(40,323)
Related pledged security deposits		**7,853**	7,833
Net long-term liabilities		**(33,457)**	(32,490)
Retirement benefit obligations		**(272)**	(268)
Deferred taxation		**(6,426)**	(6,771)
		(40,155)	(39,529)
Net non-current assets		**45,733**	44,214
Current assets and liabilities			
Stock		**1,015**	882
Trade, other receivables and other assets	*9*	**16,697**	11,376
Liquid funds		**19,014**	21,649
		36,726	33,907
Current portion of long-term liabilities		**(4,704)**	(4,788)
Related pledged security deposits		**319**	910
Net current portion of long-term liabilities		**(4,385)**	(3,878)
Trade and other payables	*10*	**(19,937)**	(14,787)
Unearned transportation revenue		**(7,535)**	(6,254)
Taxation		**(2,446)**	(2,475)
		(34,303)	(27,394)
Net current assets		**2,423**	6,513
Net assets		**48,156**	50,727
CAPITAL AND RESERVES			
Share capital	*11*	**787**	788
Reserves		**47,199**	49,761
Funds attributable to Cathay Pacific shareholders		**47,986**	50,549
Minority interests		**170**	178
Total equity		**48,156**	50,727

• **Notes:**

1. **Basis of preparation and accounting policies**

   The unaudited interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2007 Annual Report. The interim report has been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" and the disclosure requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Turnover**

   Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties.

3. **Segment information**

   (a) Primary reporting by business segment

	Six months ended 30th June							
	Airline business		Non-airline business		Unallocated		Total	
	2008 HK$M	2007 HK$M	**2008 HK$M**	2007 HK$M	**2008 HK$M**	2007 HK$M	**2008 HK$M**	2007 HK$M
Revenue								
Sales to external customers	**41,732**	33,915	**716**	716			**42,448**	34,631
Inter-segment sales	**12**	12	**650**	575			**662**	587
Segment revenue	**41,744**	33,927	**1,366**	1,291			**43,110**	35,218
Segment results	**(727)**	3,047	**123**	143			**(604)**	3,190
Net finance charges	**(469)**	(411)	**1**	7			**(468)**	(404)
	(1,196)	2,636	**124**	150			**(1,072)**	2,786
Share of profits of associates					**506**	265	**506**	265
(Loss)/profit before tax	**(1,196)**	2,636	**124**	150	**506**	265	**(566)**	3,051
Taxation	**29**	(362)	**(19)**	(27)			**10**	(389)
(Loss)/profit for the year							**(556)**	2,662

The Group's two reportable segments are classified according to the nature of the business. The airline business segment comprises the Group's passenger and cargo operations. The non-airline business segment includes mainly catering, ground and aircraft ramp handling services.

The major revenue earning asset is the aircraft fleet which is jointly used by the passenger and cargo services. Management considers that there is no suitable basis for allocating such assets and related operating costs between the two segments. Accordingly, passenger and cargo services are not disclosed as separate business segments.

Inter-segment sales are based on prices set on an arm's length basis.

3. Segment information (continued)

(b) Secondary reporting by geographical segment

	Six months ended 30th June	
	2008	2007
	HK$M	HK$M
Turnover by origin of sale:		
North Asia		
- Hong Kong and Mainland China	**17,615**	14,971
- Japan, Korea and Taiwan	**5,894**	5,277
South West Pacific and South Africa	**3,013**	2,272
South East Asia and Middle East	**4,588**	3,602
Europe	**5,205**	3,990
North America	**6,133**	4,519
	42,448	34,631

Countries included in each region are defined in the 2007 Annual Report. Geographical analysis of segment results, segment assets and segment liabilities is not disclosed for the reasons set out in the 2007 Annual Report.

4. Operating (loss)/profit

	Six months ended 30th June	
	2008	2007
	HK$M	HK$M
Operating (loss)/profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
- Leased	**984**	893
- Owned	**1,551**	1,521
Amortisation of intangible assets	**13**	7
Operating lease rentals		
- Land and buildings	**287**	260
- Aircraft and related equipment	**1,197**	956
- Others	**12**	14
Operating lease income		
- Aircraft and related equipment	**(48)**	(196)
Cost of stock expensed	**1,006**	818
Exchange differences	**(386)**	(176)
Auditors' remuneration	**3**	4
Net gains on financial assets and liabilities classified as held for trading	**(361)**	(395)
Net loss on financial assets and liabilities designated as at fair value through profit and loss	**188**	-
Income from listed investments	**(3)**	-
Income from unlisted investments	**(42)**	(56)

5 . **Provision for settlement of the United States Department of Justice cargo investigations**

The Company is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the European Union, Canada, Australia, Switzerland and New Zealand. The Company has been cooperating with the authorities in their investigations and where applicable vigorously defending itself. The investigations are focused on issues relating to pricing and competition.

A provision of HK$468 million has been incorporated in these interim results following a plea agreement with the United States Department of Justice. Under this agreement, Cathay Pacific pleaded guilty to a one-count violation of the United States Sherman Act relating to its air cargo business and to pay a fine of US$60 million or HK$468 million. The final amount required to pay all claims and fines is subject to uncertainty.

6. **Taxation**

	Six months ended 30th June	
	2008	2007
	HK$M	HK$M
Current tax expenses		
- Hong Kong profits tax	**18**	26
- Overseas tax	**181**	228
- (Over)/under provision for prior years	**(20)**	22
Deferred tax		
- Origination and reversal of temporary differences	**(113)**	113
- Decrease in tax rate	**(76)**	-
	(10)	389

Hong Kong profits tax is calculated at 16.5% (2007: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

7. **Dividends**

The Directors declared an interim dividend of HK¢3 per share (2007: HK¢25 per share) for the period ended 30th June 2008. This interim dividend which totals HK$118 million (2007: HK$985 million) will be paid on 2nd October 2008 to shareholders registered at the close of business on the record date, 5th September 2008.

The register of members will be closed from 1st September 2008 to 5th September 2008, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 29th August 2008.

8. (Loss)/earnings per share

Basic loss per share and diluted loss per share are calculated by dividing the loss attributable to Cathay Pacific shareholders of HK$663 million (2007: profit of HK$2,581 million) by the daily weighted average number of shares in issue throughout the period of 3,935 million (2007: 3,937 million) shares and 3,937 million (2007: 3,942 million) shares respectively with the latter adjusted for the effects of the share options.

	2008 million	2007 million
Weighted average number of ordinary shares used in calculating basic (loss)/earnings per share	**3,935**	3,937
Deemed issue of ordinary shares for no consideration	**2**	5
Weighted average number of ordinary shares used in calculating diluted (loss)/earnings per share	**3,937**	3,942

9. Trade, other receivables and other assets

	30th June 2008 HK$M	31st December 2007 HK$M
Trade debtors	**5,405**	4,938
Derivative financial assets	**6,615**	2,666
Other receivables and prepayments	**3,807**	3,709
Due from associates	**40**	63
Available-for-sale investment	**830**	-
	16,697	11,376

	30th June 2008 HK$M	31st December 2007 HK$M
Analysis of trade debtors by age:		
Current	**5,207**	4,841
One to three months overdue	**195**	95
More than three months overdue	**3**	2
	5,405	4,938

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantees or other monetary collateral.

10. Trade and other payables

	30th June 2008 HK$M	31st December 2007 HK$M
Trade creditors	**6,681**	5,546
Derivative financial liabilities	**5,683**	2,103
Other payables	**7,293**	6,783
Due to associates	**219**	197
Due to other related companies	**31**	146
Bank overdrafts - unsecured	**30**	12
	19,937	14,787

	30th June 2008 HK$M	31st December 2007 HK$M
Analysis of trade creditors by age:		
Current	**5,053**	3,918
One to three months overdue	**1,010**	961
More than three months overdue	**618**	667
	6,681	5,546

11. Share capital

During the period under review, the Company purchased 9,390,000 shares on the Stock Exchange. These purchases were made for the benefit of the Company and shareholders taking into account relevant factors and circumstances at the time. All the shares purchased were cancelled. At 30th June 2008, 3,932,196,172 shares were in issue (31st December 2007: 3,940,025,072 shares). Details of shares acquired by month, excluding transaction costs of HK$280,000, are as follows:

	Number of shares purchased	Highest price paid per share HK$	Lowest price paid per share HK$	Total cost HK$M
March 2008	9,390,000	16.66	15.24	148

The Company adopted a share option scheme (the "Scheme") on 10th March 1999. During the period under review, 1,561,100 shares were issued under the Scheme.

12. Post balance sheet event

On 22nd July 2008, the Group sold a 30% shareholding in CLS Catering Services Limited ("CLS"), which is based in Canada, to LSG Lufthansa Service Europa/Afrika GmbH for a cash consideration of CAD 5.55 million plus an adjustment not exceeding CAD 1.2 million. Effective on that date CLS ceased to be a subsidiary of the Group.

13. Corporate governance

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied with all the code provisions and has met most of the recommended best practices set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules on the Stock Exchange throughout the accounting period covered by the interim report.

The 2008 interim result has been reviewed by the Audit Committee and external auditors. Details on Corporate Governance can be found in the 2007 Annual Report and in the 2008 Interim Report.

14. Interim report

The 2008 Interim Report will be sent to shareholders on 20th August 2008. It will also be available on the Stock Exchange's website and the Company's website *www.cathaypacific.com* by 20th August 2008.

The Directors of the Company as at the date of this announcement are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Kong Dong, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
Christopher Pratt
Chairman
Hong Kong, 6th August 2008

Website: http://www.cathaypacific.com

END